Update on the top selling female artist of 2024 Inbox ×

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Anthony DeSimone, Masterworks <adesimone@investors.masterworks.com>
to me

Hey Sam,

We're excited to launch a brand new offering featuring the highest-selling female artist at auction for the past four years: Yayoi Kusama.

Kusama finished 2024 atop the female auction rankings yet again, with $135 million in total turnover, beating out fellow heavyweights like Joan Mitchell and Georgia O'Keeffe. Over the past decade, her market has been one of the blue-chip mainstays of the contemporary auction circuit, with consistent worldwide demand.

We're excited to start off our year with one of Kusama's famous Infinity Net paintings. With differences in scale and period, this is her most desirable series at auction historically.

This painting is an uncommon lilac-colored example of this style. Our price point of $1.21M is in line with how a similar piece sold in '22 ($1.1M). The most recent sales of similar paintings sold for $2.96M and $2.19M in '23.


Auction Price
$2.19M (2023)
Christie's London
Auction Price
$2.96M (2023)
Sotheby's NY
Auction Price
$1.10M (2022)
Phillip's London
Our Offering
$1.21M
Available Now

Buy into the top-selling female artist's most desirable series here. View the offering circular below.

Thanks,

Anthony DeSimone

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Investor Relations
MASTERWORKS

www.masterworks.com
225 Liberty St. 29th Floor, New York, NY 10281